Exhibit 99.4

Financial Information

Additional clause to AFEI liquidity contract signed on 2 May 2006 between Rothschild & Cie Banque and Gaz de France, now GDF SUEZ

Paris, 22 July 2008 – In compliance with the aforementioned contract and in order that Rothschild & Cie Banque may continue its action pursuant to the contract, the Company has decided to allocate an additional cash contribution of € 50.000.000.

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